Exhibit 99.1

Incorporation number: BC0951535

MERUS LABS INTERNATIONAL INC.

(the “Company”)

ARTICLES

1. Interpretation

2. Shares and Share Certificates

3. Issue of Shares

4. Share Registers

5. Share Transfers

6. Transmission of Shares

7. Purchase of Shares

8. Borrowing Powers

9. Alterations

10. Meetings of Shareholders

11. Proceedings at Meetings of Shareholders

12. Votes of Shareholders

13. Directors

14. Election and Removal of Directors

15. Alternate Directors

16. Powers and Duties of Directors

17. Interests of Directors and Officers

18. Proceedings of Directors

19. Executive and Other Committees

20. Officers

21. Indemnification

22. Dividends

23. Accounting Records and Auditors

24. Notices

25. Seal

26. Prohibitions

27. Special Rights and Restrictions Attached to Shares

28. Special Rights and Restrictions Attached to Series A Preferred Shares

Article 14.12 added by special resolution approved by the Shareholders at the Annual General and Special Meeting of the Company held on March 27, 2014 and received for deposit at the Records Office on March 27, 2014 at 5:00p.m. (PST)

Article 28 added as approved by Directors Resolutions dated July 8, 2014. Notice of Alteration filed with BC Registrar of Companies on July 10, 2014, at 12:24PM (PST).

Section 28.5 altered as approved by Consent Resolutions of the Series A Preferred Shareholders dated March 13, 2015. Notice of Alteration filed with BC Registrar of Companies on April 15, 2015, at 11:06(AM (PST).

1.	Interpretation
1.1	Definitions

In these Articles, unless the context otherwise requires:

(a)	“board of directors”, “directors” and “board” mean the directors or sole director of the Company for the time being;
(b)	“Business Corporations Act” means the Business Corporations Act (British Columbia) from time to time in force and all amendments thereto and includes all regulations and amendments thereto made pursuant to that Act;

(c)	“Interpretation Act” means the Interpretation Act (British Columbia) from time to time in force and all amendments thereto and includes all regulations and amendments thereto made pursuant to that Act;
(d)	“legal personal representative” means the personal or other legal representative of a shareholder;
(e)	“registered address” of a shareholder means the shareholder’s address as recorded in the central securities register;
(f)	“seal” means the seal of the Company, if any.
1.2	Business Corporations Act and Interpretation Act Definitions Applicable

The definitions in the Business Corporations Act and the definitions and rules of construction in the Interpretation Act, with the necessary changes, so far as applicable, and unless the context requires otherwise, apply to these Articles as if they were an enactment. If there is a conflict between a definition in the Business Corporations Act and a definition or rule in the Interpretation Act relating to a term used in these Articles, the definition in the Business Corporations Act will prevail in relation to the use of the term in these Articles. If there is a conflict or inconsistency between these Articles and the Business Corporations Act, the Business Corporations Act will prevail.

2.	Shares and Share Certificates
2.1	Authorized Share Structure

The authorized share structure of the Company consists of shares of the class or classes and series, if any, described in the Notice of Articles of the Company.

2.2	Form of Share Certificate

Each share certificate issued by the Company must comply with, and be signed as required by, the Business Corporations Act.

2.3	Shareholder Entitled to Certificate or Acknowledgment

Each shareholder is entitled, without charge, to (a) one share certificate representing the shares of each class or series of shares registered in the shareholder’s name or (b) a non-transferable written acknowledgment of the shareholder’s right to obtain such a share certificate, provided that in respect of a share held jointly by several persons, the Company is not bound to issue more than one share certificate or acknowledgment and delivery of a share certificate or an acknowledgment to one of several joint shareholders or to a duly authorized agent of one of the joint shareholders will be sufficient delivery to all.

2.4	Delivery by Mail

Any share certificate or non-transferable written acknowledgment of a shareholder’s right to obtain a share certificate may be sent to the shareholder by mail at the shareholder’s registered address and neither the Company nor any director, officer or agent of the Company is liable for any loss to the shareholder because the share certificate or acknowledgement is lost in the mail or stolen.

2.5	Replacement of Worn Out or Defaced Certificate or Acknowledgement

If the directors are satisfied that a share certificate or a non-transferable written acknowledgment of the shareholder’s right to obtain a share certificate is worn out or defaced, they must, on production to them of the share certificate or acknowledgment, as the case may be, and on such other terms, if any, as they think fit:

(a)	order the share certificate or acknowledgment, as the case may be, to be cancelled; and
(b)	issue a replacement share certificate or acknowledgment, as the case may be.
2.6	Replacement of Lost, Stolen or Destroyed Certificate or Acknowledgment

If a share certificate or a non-transferable written acknowledgment of a shareholder’s right to obtain a share certificate is lost, stolen or destroyed, a replacement share certificate or acknowledgment, as the case may be, must be issued to the person entitled to that share certificate or acknowledgment, as the case may be, if the directors receive:

(a)	proof satisfactory to them that the share certificate or acknowledgment is lost, stolen or destroyed; and
(b)	any indemnity the directors consider adequate.
2.7	Splitting Share Certificates

If a shareholder surrenders a share certificate to the Company with a written request that the Company issue in the shareholder’s name two or more share certificates, each representing a specified number of shares and in the aggregate representing the same number of shares as the share certificate so surrendered, the Company must cancel the surrendered share certificate and issue replacement share certificates in accordance with that request.

2.8	Certificate Fee

There must be paid to the Company, in relation to the issue of any share certificate under Articles 2.5, 2.6 or 2.7, the amount, if any and which must not exceed the amount prescribed under the Business Corporations Act, determined by the directors.

2.9	Recognition of Trusts

Except as required by law or statute or these Articles, no person will be recognized by the Company as holding any share upon any trust, and the Company is not bound by or compelled in any way to recognize (even when having notice thereof) any equitable, contingent, future or partial interest in any share or fraction of a share or (except as required by law or statute or these Articles as ordered by a court of competent jurisdiction) any other rights in respect of any share except an absolute right to the entirety thereof in the shareholder.

3.	Issue of Shares
3.1	Directors Authorized

Subject to the Business Corporations Act and the rights, if any, of the holders of issued shares of the Company, the Company may issue, allot, sell or otherwise dispose of the unissued shares, and issued shares held by the Company, at the times, to the persons, including directors, in the manner, on the terms and conditions and for the issue prices (including any premium at which shares with par value may be issued) that the directors may determine. The issue price for a share with par value must be equal to or greater than the par value of the share.

3.2	Commissions and Discounts

The Company may at any time pay a reasonable commission or allow a reasonable discount to any person in consideration of that person purchasing or agreeing to purchase shares of the Company from the Company or any other person or procuring or agreeing to procure purchasers for shares of the Company.

3.3	Brokerage

The Company may pay such brokerage fee or other consideration as may be lawful for or in connection with the sale or placement of its securities.

3.4	Conditions of Issue

Except as provided for by the Business Corporations Act, no share may be issued until it is fully paid. A share is fully paid when:

(a)	consideration is provided to the Company for the issue of the share by one or more of the following:
(i)	past services performed for the Company;
(ii)	property;
(iii)	money; and
(b)	the value of the consideration received by the Company equals or exceeds the issue price set for the share under Article 3.1.
3.5	Share Purchase Warrants and Rights

Subject to the Business Corporations Act, the Company may issue share purchase warrants, options and rights upon such terms and conditions as the directors determine, which share purchase warrants, options and rights may be issued alone or in conjunction with debentures, debenture stock, bonds, shares or any other securities issued or created by the Company from time to time.

4.	Share Registers
4.1	Central Securities Register

As required by and subject to the Business Corporations Act, the Company must maintain in British Columbia a central securities register. The directors may, subject to the Business Corporations Act, appoint an agent to maintain the central securities register. The directors may also appoint one or more agents, including the agent which keeps the central securities register, as transfer agent for its shares or any class or series of its shares, as the case may be, and the same or another agent as registrar for its shares or such class or series of its shares, as the case may be. The directors may terminate such appointment of any agent at any time and may appoint another agent in its place.

4.2	Closing Register

The Company must not at any time close its central securities register.

5.	Share Transfers
5.1	Registering Transfers

A transfer of a share of the Company must not be registered unless the Company or the transfer agent or registrar for the class or series of share to be transferred has received:

(a)	a duly signed instrument of transfer in respect of the share;
(b)	if a share certificate has been issued by the Company in respect of the share to be transferred, that share certificate;
(c)	if a non-transferable written acknowledgment of the shareholder’s right to obtain a share certificate has been issued by the Company in respect of the share to be transferred, that acknowledgment; and
(d)	such other evidence, if any, as the Company or the transfer agent or registrar for the class or series of share to be transferred may require to prove the title of the transferor or the transferor’s right to transfer the share, the due signing of the instrument of transfer and the right of the transferee to have the transfer registered.
5.2	Form of Instrument of Transfer

The instrument of transfer in respect of any share of the Company must be either in the form, if any, on the back of the Company’s share certificates or in any other form that may be approved by the directors from time to time.

5.3	Transferor Remains Shareholder

Except to the extent that the Business Corporations Act otherwise provides, the transferor of shares is deemed to remain the holder of the shares until the name of the transferee is entered in a securities register of the Company in respect of the transfer.

5.4	Signing of Instrument of Transfer

If a shareholder, or his or her duly authorized attorney, signs an instrument of transfer in respect of shares registered in the name of the shareholder, the signed instrument of transfer constitutes a complete and sufficient authority to the Company and its directors, officers and agents to register the number of shares specified in the instrument of transfer or specified in any other manner, or, if no number is specified, all the shares represented by the share certificates or set out in the written acknowledgments deposited with the instrument of transfer:

(a)	in the name of the person named as transferee in that instrument of transfer; or
(b)	if no person is named as transferee in that instrument of transfer, in the name of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered.

5.5	Enquiry as to Title Not Required

Neither the Company nor any director, officer or agent of the Company is bound to inquire into the title of the person named in the instrument of transfer as transferee or, if no person is named as transferee in the instrument of transfer, of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered or is liable for any claim related to registering the transfer by the shareholder or by any intermediate owner or holder of the shares, of any interest in the shares, of any share certificate representing such shares or of any written acknowledgment of a right to obtain a share certificate for such shares.

5.6	Transfer Fee

There must be paid to the Company, in relation to the registration of any transfer, the amount, if any, determined by the directors.

6.	Transmission of Shares
6.1	Legal Personal Representative Recognized on Death

In case of the death of a shareholder, the legal personal representative of the shareholder or in the case of shares registered in the shareholder’s name and the name of another person in joint tenancy, the surviving joint holder, will be the only person recognized by the Company as having any title to the shareholder’s interest in the shares. Before recognizing a person as a legal personal representative of a shareholder, the directors may require proof of appointment by a court of competent jurisdiction, a grant of letters probate, letters of administration or such other evidence or documents as the directors consider appropriate.

6.2	Rights of Legal Personal Representative

The legal personal representative of a shareholder has the same rights, privileges and obligations that attach to the shares held by the shareholder, including the right to transfer the shares in accordance with these Articles, provided the documents required by the Business Corporations Act and the directors have been deposited with the Company. This Article 6.2 does not apply in the case of the death of a shareholder with respect to shares registered in the shareholder’s name and the name of another person in joint tenancy.

7.	Purchase of Shares
7.1	Company Authorized to Purchase Shares

Subject to Article 7.2, the special rights and restrictions attached to the shares of any class or series and the Business Corporations Act, the Company may, if authorized by the directors, purchase or otherwise acquire any of its shares at the price and upon the terms determined by the directors.

7.2	Purchase When Insolvent

The Company must not make a payment or provide any other consideration to purchase or otherwise acquire any of its shares if there are reasonable grounds for believing that:

(a)	the Company is insolvent; or

(b)	making the payment or providing the consideration would render the Company insolvent.
7.3	Sale and Voting of Purchased Shares

If the Company retains a share redeemed, purchased or otherwise acquired by it, the Company may sell, gift or otherwise dispose of the share, but, while such share is held by the Company, it:

(a)	is not entitled to vote the share at a meeting of its shareholders;
(b)	must not pay a dividend in respect of the share; and
(c)	must not make any other distribution in respect of the share.
8.	Borrowing Powers

The Company, if authorized by the directors, may:

(a)	borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that they consider appropriate;
(b)	issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the Company or any other person and at such discounts or premiums and on such other terms as they consider appropriate;
(c)	guarantee the repayment of money by any other person or the performance of any obligation of any other person; and
(d)	mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of the Company.
9.	Alterations
9.1	Alteration of Authorized Share Structure

Subject to the Business Corporations Act, the Company may by directors resolution subdivide or consolidate all or any of its unissued, or fully paid issued, shares and if applicable, alter its Notice of Articles and, if applicable, Articles, accordingly; and subject to Articles 9.2 and the Business Corporations Act, the Company may be special resolution:

(a)	create one or more classes or series of shares;
(b)	increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue out of any class or series of shares or establish a maximum number of shares that the Company is authorized to issue out of any class or series of shares for which no maximum is established;
(c)	if the Company is authorized to issue shares of a class of shares with par value:
(i)	decrease the par value of those shares; or
(ii)	if none of the shares of that class of shares are allotted or issued, increase the par value of those shares;
(d)	change all or any of its unissued, or fully paid issued, shares with par value into shares without par value or any of its unissued shares without par value into shares with par value;

(e)	alter the identifying name of any of its shares; or
(f)	otherwise alter its shares or authorized share structure when required or permitted to do so by the Business Corporations Act;

and if applicable, alter its Notice of Articles and, if applicable, Articles, accordingly.

9.2	Cancellation of Class or Series of Shares

Subject to the Business Corporations Act, the Company may by resolution of the directors eliminate a class or series of shares if none of the shares of the class or series of shares are allotted or issued and if applicable, alter its Notice of Articles and, if applicable, Articles, accordingly.

9.3	Special Rights and Restrictions

Subject to the Business Corporations Act, the Company may by special resolution:

(a)	create special rights or restrictions for, and attach those special rights or restrictions to, the shares of any class or series of shares, whether or not any or all of those shares have been issued; or
(b)	vary or delete any special rights or restrictions attached to the shares of any class or series of shares, whether or not any or all of those shares have been issued;

and alter its Articles and Notice of Articles accordingly.

9.4	Change of Name

The Company may by directors resolution authorize an alteration of its Notice of Articles in order to change its name or adopt or change any translation of that name.

9.5	Other Alterations

If the Business Corporations Act does not specify the type of resolution and these Articles do not specify another type of resolution, the Company may by special resolution alter these Articles.

10.	Meetings of Shareholders
10.1	Annual General Meetings

Unless an annual general meeting is deferred or waived in accordance with the Business Corporations Act, the Company must hold its first annual general meeting within 18 months after the date on which it was incorporated or otherwise recognized, and after that must hold an annual general meeting at least once in each calendar year and not more than 15 months after the last annual reference date at such time and place as may be determined by the directors.

10.2	Resolution Instead of Annual General Meeting

If all the shareholders who are entitled to vote at an annual general meeting consent by a unanimous resolution to all of the business that is required to be transacted at that annual general meeting, the annual general meeting is deemed to have been held on the date of the unanimous resolution. The shareholders must, in any unanimous resolution passed under this Article 10.2, select as the Company’s annual reference date a date that would be appropriate for the holding of the applicable annual general meeting.

10.3	Calling of Meetings of Shareholders

The directors may, at any time, call a meeting of shareholders.

10.4	Notice for Meetings of Shareholders

The Company must send notice of the date, time and location of any meeting of shareholders, (including, without limitation, any notice specifying the intention to propose a resolution as an exceptional resolution, a special resolution or a special separate resolution, to consider approving an amalgamation into a foreign jurisdiction, an arrangement or the adoption of an amalgamation agreement, and any notice of a general meeting, class meeting or series meeting), in the manner provided in these Articles, or in such other manner, if any, as may be prescribed by ordinary resolution (whether previous notice of the resolution has been given or not), to each shareholder entitled to attend the meeting, to each director and to the auditor of the Company, unless these Articles otherwise provide, at least the following number of days before the meeting:

(a)	if and for so long as the Company is a public company, 21 days;
(b)	otherwise, 10 days.

10.4A Notice of Resolution to Which Shareholders May Dissent

The Company must send to each of its shareholders, whether or not their shares carry the right to vote, a notice of any meeting of shareholders at which a resolution entitling shareholders to dissent is to be considered specifying the date of the meeting and containing a statement advising of the right to send a notice of dissent together with a copy of the proposed resolution at least the following number of days before the meeting:

(c)	if and for so long as the Company is a public company, 21 days;
(d)	otherwise, 10 days.
10.5	Record Date for Notice

The directors may set a date as the record date for the purpose of determining shareholders entitled to notice of any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the Business Corporations Act, by more than four months. The record date must not precede the date on which the meeting is held by fewer than:

(a)	if and for so long as the Company is a public company, 21 days;
(b)	otherwise, 10 days.

If no record date is set, the record date is 5 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

10.6	Record Date for Voting

The directors may set a date as the record date for the purpose of determining shareholders entitled to vote at any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the Business Corporations Act, by more than four months. If no record date is set, the record date is 5 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

10.7	Failure to Give Notice and Waiver of Notice

The accidental omission to send notice of any meeting of shareholders to, or the non-receipt of any notice by, any of the persons entitled to notice does not invalidate any proceedings at that meeting. Any person entitled to notice of a meeting of shareholders may, in writing or otherwise, waive that entitlement or may agree to reduce the period of that notice. Attendance of a person at a meeting of shareholders is a waiver of entitlement to notice of the meeting unless that person attends the meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

10.8	Notice of Special Business at Meetings of Shareholders

If a meeting of shareholders is to consider special business within the meaning of Article 11.1, the notice of meeting must:

(a)	state the general nature of the special business; and
(b)	if the special business includes considering, approving, ratifying, adopting or authorizing any document or the signing of or giving of effect to any document, have attached to it a copy of the document or state that a copy of the document will be available for inspection by shareholders:
(i)	at the Company’s records office, or at such other reasonably accessible location in British Columbia as is specified in the notice; and
(ii)	during statutory business hours on any one or more specified days before the day set for the holding of the meeting.
11.	Proceedings at Meetings of Shareholders
11.1	Special Business

At a meeting of shareholders, the following business is special business:

(a)	at a meeting of shareholders that is not an annual general meeting, all business is special business except business relating to the conduct of or voting at the meeting;
(b)	at an annual general meeting, all business is special business except for the following:
(i)	business relating to the conduct of or voting at the meeting;
(ii)	consideration of any financial statements of the Company presented to the meeting;
(iii)	consideration of any reports of the directors or auditor;
(iv)	the setting or changing of the number of directors;
(v)	the election or appointment of directors;

(vi)	the appointment of an auditor;
(vii)	the setting of the remuneration of an auditor;
(viii)	business arising out of a report of the directors not requiring the passing of a special resolution or an exceptional resolution;
(ix)	any other business which, under these Articles or the Business Corporations Act, may be transacted at a meeting of shareholders without prior notice of the business being given to the shareholders.
11.2	Special Majority

The majority of votes required for the Company to pass a special resolution at a meeting of shareholders is two-thirds of the votes cast on the resolution.

11.3	Quorum

Subject to the special rights and restrictions attached to the shares of any class or series of shares and to Articles 11.4, the quorum for the transaction of business at a meeting of shareholders is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 5% of the issued shares entitled to be voted at the meeting.

11.4	One Shareholder May Constitute Quorum

If there is only one shareholder entitled to vote at a meeting of shareholders:

(a)	the quorum is one person who is, or who represents by proxy, that shareholder, and
(b)	that shareholder, present in person or by proxy, may constitute the meeting.
11.5	Persons Entitled to Attend Meeting

In addition to those persons who are entitled to vote at a meeting of shareholders, the only other persons entitled to be present at the meeting are the directors, the president (if any), the secretary (if any), the assistant secretary (if any), any lawyer for the Company, the auditor of the Company any persons invited to be present at the meeting by the directors, or by the chair of the meeting and any persons entitled or required under the Business Corporations Act or these Articles to be present at the meeting; but if any of those persons does attend the meeting, that person is not to be counted in the quorum and is not entitled to vote at the meeting unless that person is a shareholder or proxy holder entitled to vote at the meeting.

11.6	Requirement of Quorum

No business, other than the election of a chair of the meeting and the adjournment of the meeting, may be transacted at any meeting of shareholders unless a quorum of shareholders entitled to vote is present at the commencement of the meeting, but such quorum need not be present throughout the meeting.

11.7	Lack of Quorum

If, within one-half hour from the time set for the holding of a meeting of shareholders, a quorum is not present:

(a)	in the case of a general meeting requisitioned by shareholders, the meeting is dissolved, and
(b)	in the case of any other meeting of shareholders, the meeting stands adjourned to the same day in the next week at the same time and place.
11.8	Lack of Quorum at Succeeding Meeting

If, at the meeting to which the meeting referred to in Article 11.7(b) was adjourned, a quorum is not present within one-half hour from the time set for the holding of the meeting, the person or persons present and being, or representing by proxy, one or more shareholders entitled to attend and vote at the meeting constitute a quorum.

11.9	Chair

The following individual is entitled to preside as chair at a meeting of shareholders:

(a)	the chair of the board, if any; or
(b)	if the chair of the board is absent or unwilling to act as chair of the meeting, the president, if any.
11.10	Selection of Alternate Chair

If, at any meeting of shareholders, there is no chair of the board or president present within 15 minutes after the time set for holding the meeting, or if the chair of the board and the president are unwilling to act as chair of the meeting, or if the chair of the board and the president have advised the secretary, if any, or any director present at the meeting, that they will not be present at the meeting, the directors present must choose one of their number to be chair of the meeting or if all of the directors present decline to take the chair or fail to so choose or if no director is present, the shareholders entitled to vote at the meeting who are present in person or by proxy may choose any person present at the meeting to chair the meeting.

11.11	Adjournments

The chair of a meeting of shareholders may, and if so directed by the meeting must, adjourn the meeting from time to time and from place to place, but no business may be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

11.12	Notice of Adjourned Meeting

It is not necessary to give any notice of an adjourned meeting or of the business to be transacted at an adjourned meeting of shareholders except that, when a meeting is adjourned for 30 days or more, notice of the adjourned meeting must be given as in the case of the original meeting.

11.13	Decisions by Show of Hands or Poll

Subject to the Business Corporations Act, every motion put to a vote at a meeting of shareholders will be decided on a show of hands unless a poll, before or on the declaration of the result of the vote by show of hands, is directed by the chair or demanded by at least one shareholder entitled to vote who is present in person or by proxy.

11.14	Declaration of Result

The chair of a meeting of shareholders must declare to the meeting the decision on every question in accordance with the result of the show of hands or the poll, as the case may be, and that decision must be entered in the minutes of the meeting. A declaration of the chair that a resolution is carried by the necessary majority or is defeated is, unless a poll is directed by the chair or demanded under Article 11.13, conclusive evidence without proof of the number or proportion of the votes recorded in favour of or against the resolution.

11.15	Motion Need Not be Seconded

No motion proposed at a meeting of shareholders need be seconded unless the chair of the meeting rules otherwise, and the chair of any meeting of shareholders is entitled to propose or second a motion.

11.16	Casting Vote

In case of an equality of votes, the chair of a meeting of shareholders does not, either on a show of hands or on a poll, have a second or casting vote in addition to the vote or votes to which the chair may be entitled as a shareholder.

11.17	Manner of Taking Poll

Subject to Article 11.18, if a poll is duly demanded at a meeting of shareholders:

(a)	the poll must be taken:
(i)	at the meeting, or within seven days after the date of the meeting, as the chair of the meeting directs; and
(ii)	in the manner, at the time and at the place that the chair of the meeting directs;
(b)	the result of the poll is deemed to be the decision of the meeting at which the poll is demanded; and
(c)	the demand for the poll may be withdrawn by the person who demanded it.
11.18	Demand for Poll on Adjournment

A poll demanded at a meeting of shareholders on a question of adjournment must be taken immediately at the meeting.

11.19	Chair Must Resolve Dispute

In the case of any dispute as to the admission or rejection of a vote given on a poll, the chair of the meeting must determine the dispute, and his or her determination made in good faith is final and conclusive.

11.20	Casting of Votes

On a poll, a shareholder entitled to more than one vote need not cast all the votes in the same way.

11.21	No Demand for Poll on Election of Chair

No poll may be demanded in respect of the vote by which a chair of a meeting of shareholders is elected.

11.22	Demand for Poll Not to Prevent Continuance of Meeting

The demand for a poll at a meeting of shareholders does not, unless the chair of the meeting so rules, prevent the continuation of a meeting for the transaction of any business other than the question on which a poll has been demanded.

11.23	Retention of Ballots and Proxies

The Company must, for at least three months after a meeting of shareholders, keep each ballot cast on a poll and each proxy voted at the meeting, and, during that period, make them available for inspection during normal business hours by any shareholder or proxyholder entitled to vote at the meeting. At the end of such three month period, the Company may destroy such ballots and proxies.

12.	Votes of Shareholders
12.1	Number of Votes by Shareholder or by Shares

Subject to any special rights or restrictions attached to any shares and to the restrictions imposed on joint shareholders under Article 12.3:

(a)	on a vote by show of hands, every person present who is a shareholder or proxy holder and entitled to vote on the matter has one vote; and
(b)	on a poll, every shareholder entitled to vote on the matter has one vote in respect of each share entitled to be voted on the matter and held by that shareholder and may exercise that vote either in person or by proxy.
12.2	Votes of Persons in Representative Capacity

A person who is not a shareholder may vote at a meeting of shareholders, whether on a show of hands or on a poll, and may appoint a proxy holder to act at the meeting, if, before doing so, the person satisfies the chair of the meeting, or the directors, that the person is a legal personal representative or a trustee in bankruptcy for a shareholder who is entitled to vote at the meeting.

12.3	Votes by Joint Holders

If there are joint shareholders registered in respect of any share:

(a)	any one of the joint shareholders may vote at any meeting, either personally or by proxy, in respect of the share as if that joint shareholder were solely entitled to it; or
(b)	if more than one of the joint shareholders is present at any meeting, personally or by proxy, and more than one of them votes in respect of that share, then only the vote of the joint shareholder present whose name stands first on the central securities register in respect of the share will be counted.

12.4	Legal Personal Representatives as Joint Shareholders

Two or more legal personal representatives of a shareholder in whose sole name any share is registered are, for the purposes of Article 12.3, deemed to be joint shareholders registered in respect of that share.

12.5	Representative of a Corporate Shareholder

If a corporation, that is not a subsidiary of the Company, is a shareholder, that corporation may appoint a person to act as its representative at any meeting of shareholders of the Company, and:

(a)	for that purpose, the instrument appointing a representative must be received:
(i)	at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least the number of business days specified in the notice for the receipt of proxies, or if no number of days is specified, two business days before the day set for the holding of the meeting or any adjourned meeting; or
(ii)	at the meeting, or any adjourned meeting, by the chair of the meeting or adjourned meeting or by a person designated by the chair of the meeting or adjourned meeting;
(b)	if a representative is appointed under this Article 12.5:
(i)	the representative is entitled to exercise in respect of and at that meeting the same rights on behalf of the corporation that the representative represents as that corporation could exercise if it were a shareholder who is an individual, including, without limitation, the right to appoint a proxy holder; and
(ii)	the representative, if present at the meeting, is to be counted for the purpose of forming a quorum and is deemed to be a shareholder present in person at the meeting.

Evidence of the appointment of any such representative may be sent to the Company by written instrument, fax or any other method of transmitting legibly recorded messages.

12.6	Proxy Provisions Do Not Apply to All Companies

If and for so long as the Company is a public company or a pre-existing reporting company which has the Statutory Reporting Company Provisions as part of its Articles or to which the Statutory Reporting Company Provisions apply, Articles 12.7 to 12.15 apply only insofar as they are not inconsistent with any securities legislation in any province or territory of Canada or in the federal jurisdiction of the United States or in any states of the United States that is applicable to the Company and insofar as they are not inconsistent with the regulations and rules made and promulgated under that legislation and all administrative policy statements, blanket orders and rulings, notices and other administrative directions issued by securities commissions or similar authorities appointed under that legislation.

12.7	Appointment of Proxy Holders

Every shareholder of the Company, including a corporation that is a shareholder but not a subsidiary of the Company, entitled to vote at a meeting of shareholders of the Company may, by proxy, appoint one or more (but not more than five) proxy holders to attend and act at the meeting in the manner, to the extent and with the powers conferred by the proxy.

12.8	Alternate Proxy Holders

A shareholder may appoint one or more alternate proxy holders to act in the place of an absent proxy holder.

12.9	When Proxy Holder Need Not Be Shareholder

A person must not be appointed as a proxy holder unless the person is a shareholder, although a person who is not a shareholder may be appointed as a proxy holder if:

(a)	the person appointing the proxy holder is a corporation or a representative of a corporation appointed under Article 12.5;
(b)	the Company has at the time of the meeting for which the proxy holder is to be appointed only one shareholder entitled to vote at the meeting; or
(c)	the shareholders present in person or by proxy at and entitled to vote at the meeting for which the proxy holder is to be appointed, by a resolution on which the proxy holder is not entitled to vote but in respect of which the proxy holder is to be counted in the quorum, permit the proxy holder to attend and vote at the meeting; or
(d)	the Company is a public company
12.10	Deposit of Proxy

A proxy for a meeting of shareholders must:

(a)	be received at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least the number of business days specified in the notice, or if no number of days is specified, two business days before the day set for the holding of the meeting or any adjourned meeting; or
(b)	unless the notice provides otherwise, be received, at the meeting, or any adjourned meeting, by the chair of the meeting or adjourned meeting or by a person designated by the chair of the meeting or adjourned meeting.

A proxy may be sent to the Company by written instrument, fax or any other method of transmitting legibly recorded messages.

12.11	Validity of Proxy Vote

A vote given in accordance with the terms of a proxy is valid notwithstanding the death or incapacity of the shareholder giving the proxy and despite the revocation of the proxy or the revocation of the authority under which the proxy is given, unless notice in writing of that death, incapacity or revocation is received:

(a)	at the registered office of the Company, at any time up to and including the last business day before the day set for the holding of the meeting or any adjourned meeting at which the proxy is to be used; or
(b)	at the meeting or any adjourned meeting, by the chair of the meeting or adjourned meeting, before any vote in respect of which the proxy has been given has been taken.
12.12	Form of Proxy

A proxy, whether for a specified meeting or otherwise, must be either in the following form or in any other form approved by the directors or the chair of the meeting:

[name of company]
(the “Company”)

The undersigned, being a shareholder of the Company, hereby appoints [name] or, failing that person, [name], as proxy holder for the undersigned to attend, act and vote for and on behalf of the undersigned at the meeting of shareholders of the Company to be held on [month, day, year] and at any adjournment of that meeting.

Number of shares in respect of which this proxy is given (if no number is specified, then this proxy is given in respect of all shares registered in the name of the undersigned):

Signed [month, day, year]

_______________________________
[Signature of shareholder]

_______________________________
[Name of shareholder - printed]

12.13	Revocation of Proxy

Subject to Article 12.14, every proxy may be revoked by an instrument in writing that is received:

(a)	at the registered office of the Company at any time up to and including the last business day before the day set for the holding of the meeting or any adjourned meeting at which the proxy is to be used; or
(b)	at the meeting, or any adjourned meeting, by the chair of the meeting or any adjourned meeting, before any vote in respect of which the proxy has been given has been taken.
12.14	Revocation of Proxy Must Be Signed

An instrument referred to in Article 12.13 must be signed as follows:

(a)	if the shareholder for whom the proxy holder is appointed is an individual, the instrument must be signed by the shareholder or his or her legal personal representative or trustee in bankruptcy;
(b)	if the shareholder for whom the proxy holder is appointed is a corporation, the instrument must be signed by the corporation or by a representative appointed for the corporation under Article 12.5.

12.15	Production of Evidence of Authority to Vote

The chair of any meeting of shareholders may, but need not, inquire into the authority of any person to vote at the meeting and may, but need not, demand from that person production of evidence as to the existence of the authority to vote.

13.	Directors
13.1	First Directors; Number of Directors

The first directors are the persons designated as directors of the Company in the Notice of Articles that applies to the Company when it is recognized under the Business Corporations Act. The number of directors, excluding additional directors appointed under Article 14.8, is set at:

(a)	subject to paragraphs (b) and (c), the number of directors that is equal to the number of the Company’s first directors;
(b)	if the Company is a public company, the greater of three and the most recently set of:
(i)	the number of directors set by ordinary resolution (whether or not previous notice of the resolution was given); and
(ii)	the number of directors set under Article 14.4;
(c)	if the Company is not a public company, the most recently set of:
(i)	the number of directors set by ordinary resolution (whether or not previous notice of the resolution was given); and
(ii)	the number of directors set under Article 14.4.
13.2	Change in Number of Directors

If the number of directors is set under Articles 13.1(b)(i) or 13.1(c)(i):

(a)	the shareholders may elect or appoint the directors needed to fill any vacancies in the board of directors up to that number;
(b)	if the shareholders do not elect or appoint the directors needed to fill any vacancies in the board of directors up to that number contemporaneously with the setting of that number,

then the directors may, subject to Articles 14.8, appoint, or the shareholders may elect or appoint, directors to fill those vacancies.

13.3	Directors’ Acts Valid Despite Vacancy

An act or proceeding of the directors is not invalid merely because fewer than the number of directors set or otherwise required under these Articles is in office.

13.4	Qualifications of Directors

A director is not required to hold a share in the capital of the Company as qualification for his or her office but must be qualified as required by the Business Corporations Act to become, act or continue to act as a director.

13.5	Remuneration of Directors

The directors are entitled to the remuneration for acting as directors, if any, as the directors may from time to time determine. If the directors so decide, the remuneration of the directors, if any, will be determined by the shareholders. That remuneration may be in addition to any salary or other remuneration paid to any officer or employee of the Company as such, who is also a director.

13.6	Reimbursement of Expenses of Directors

The Company must reimburse each director for the reasonable expenses that he or she may incur in and about the business of the Company.

13.7	Special Remuneration for Directors

If any director performs any professional or other services for the Company that in the opinion of the directors are outside the ordinary duties of a director, or if any director is otherwise specially occupied in or about the Company’s business, he or she may be paid remuneration fixed by the directors, or, at the option of that director, fixed by ordinary resolution, and such remuneration may be either in addition to, or in substitution for, any other remuneration that he or she may be entitled to receive.

13.8	Gratuity, Pension or Allowance on Retirement of Director

Unless otherwise determined by ordinary resolution, the directors on behalf of the Company may pay a gratuity or pension or allowance on retirement to any director who has held any salaried office or place of profit with the Company or to his or her spouse or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

14.	Election and Removal of Directors
14.1	Election at Annual General Meeting

At every annual general meeting and in every unanimous resolution contemplated by Article 10.2:

(a)	the shareholders entitled to vote at the annual general meeting for the election of directors are entitled to elect, or in the unanimous resolution appoint, a board of directors consisting of the number of directors for the time being set under these Articles; and
(b)	all the directors cease to hold office immediately before the election or appointment of directors under paragraph (a), but are eligible for re-election or re-appointment.
14.2	Consent to be a Director

No election, appointment or designation of an individual as a director is valid unless:

(a)	that individual consents to be a director in the manner provided for in the Business Corporations Act;

(b)	that individual is elected or appointed at a meeting at which the individual is present and the individual does not refuse, at the meeting, to be a director; or
(c)	with respect to first directors, the designation is otherwise valid under the Business Corporations Act.
14.3	Failure to Elect or Appoint Directors

If:

(a)	the Company fails to hold an annual general meeting, and all the shareholders who are entitled to vote at an annual general meeting fail to pass the unanimous resolution contemplated by Article 10.2, on or before the date by which the annual general meeting is required to be held under the Business Corporations Act; or
(b)	the shareholders fail, at the annual general meeting or in the unanimous resolution contemplated by Article 10.2, to elect or appoint any directors;

then each director then in office continues to hold office until the earlier of:

(c)	when his or her successor is elected or appointed; and
(d)	when he or she otherwise ceases to hold office under the Business Corporations Act or these Articles.
14.4	Places of Retiring Directors Not Filled

If, at any meeting of shareholders at which there should be an election of directors, the places of any of the retiring directors are not filled by that election, those retiring directors who are not re-elected and who are asked by the newly elected directors to continue in office will, if willing to do so, continue in office to complete the number of directors for the time being set pursuant to these Articles until further new directors are elected at a meeting of shareholders convened for that purpose. If any such election or continuance of directors does not result in the election or continuance of the number of directors for the time being set pursuant to these Articles, the number of directors of the Company is deemed to be set at the number of directors actually elected or continued in office.

14.5	Directors May Fill Casual Vacancies

Any casual vacancy occurring in the board of directors may be filled by the directors.

14.6	Remaining Directors’ Power to Act

The directors may act notwithstanding any vacancy in the board of directors, but if the Company has fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the directors may only act for the purpose of appointing directors up to that number or of calling a meeting of shareholders for the purpose of filling any vacancies on the board of directors or, subject to the Business Corporations Act, for any other purpose.

14.7	Shareholders May Fill Vacancies

If the Company has no directors or fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the shareholders may elect or appoint directors to fill any vacancies on the board of directors.

14.8	Additional Directors

Notwithstanding Articles 13.1 and 13.2, between annual general meetings or unanimous resolutions contemplated by Article 10.2, the directors may appoint one or more additional directors, but the number of additional directors appointed under this Article 14.8 must not at any time exceed:

(a)	one-third of the number of first directors, if, at the time of the appointments, one or more of the first directors have not yet completed their first term of office; or
(b)	in any other case, one-third of the number of the current directors who were elected or appointed as directors other than under this Article 14.8.

Any director so appointed ceases to hold office immediately before the next election or appointment of directors under Article 14.1(a), but is eligible for re-election or re-appointment.

14.9	Ceasing to be a Director

A director ceases to be a director when:

(a)	the term of office of the director expires;
(b)	the director dies;
(c)	the director resigns as a director by notice in writing provided to the Company or a lawyer for the Company; or
(d)	the director is removed from office pursuant to Articles 14.10 or 14.11.
14.10	Removal of Director by Shareholders

The Company may remove any director before the expiration of his or her term of office by special resolution. In that event, the shareholders may elect, or appoint by ordinary resolution, a director to fill the resulting vacancy. If the shareholders do not elect or appoint a director to fill the resulting vacancy contemporaneously with the removal, then the directors may appoint or the shareholders may elect, or appoint by ordinary resolution, a director to fill that vacancy.

14.11	Removal of Director by Directors

The directors may remove any director before the expiration of his or her term of office if the director is convicted of an indictable offence, or if the director ceases to be qualified to act as a director of a company and does not promptly resign, and the directors may appoint a director to fill the resulting vacancy.

- 21(a) -

14.12	Nomination of Directors

Article 14.12 added by special resolution approved by the Shareholders at the Annual General and Special Meeting of the Company held on March 27, 2014 and received for deposit at the Records Office on March 27, 2014 at 5:00 p.m. (P.T.).

(a)	Subject only to the Act, only persons who are nominated in accordance with the following procedures shall be eligible for election as directors of the Company. Nominations of persons for election to the board may be made at any annual meeting of shareholders, or at any special meeting of shareholders (but only if the election of directors is a matter specified in the notice of meeting given by or at the direction of the person calling such special meeting):
(i)	by or at the direction of the board or an authorized officer of the Company, including pursuant to a notice of meeting;
(ii)	by or at the direction or request of one or more shareholders pursuant to a proposal made in accordance with the provisions of the Act or a requisition of the shareholders made in accordance with the provisions of the Act; or
(iii)	by any person (a “Nominating Shareholder”) (A) who, at the close of business on the date of the giving of the notice provided for below in this §14.12 and on the record date for notice of such meeting, is entered in the securities register as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting and (B) who complies with the notice procedures set forth below in this §14.12.
(b)	Subject to §14.12(g) and in addition to any other applicable requirements, for a nomination to be made by a Nominating Shareholder, such person must have given (i) timely notice thereof in proper written form to the Corporate Secretary of the Company at the principal executive offices of the Company in accordance with this §14.12 and (ii) the written consent of each candidate for nomination as required by, and within the time period specified in §14.12(e).
(c)	To be timely under §14.12(b)(i), a Nominating Shareholder’s notice to the Corporate Secretary of the Company must be made:
(i)	in the case of an annual meeting of shareholders, not less than 30 nor more than 65 days prior to the date of the annual meeting of shareholders; provided, however, that in the event that the annual meeting of shareholders is called for a date that is less than 40 days after the date (the “Notice Date”) on which the first public announcement of the date of the annual meeting was made, notice by the Nominating Shareholder may be made not later than the tenth (10th) day following the Notice Date; and
(ii)	in the case of a special meeting (which is not also an annual meeting) of shareholders called for the purpose of electing directors (whether or not called for other purposes), not later than the fifteenth (15th) day following the day on which the first public announcement of the date of the special meeting of shareholders was made.

- 21(b) -

Notwithstanding the foregoing, the board may, in its sole discretion, waive any requirement in this §14.12(c).

(d)	To be in proper written form, a Nominating Shareholder’s notice to the Corporate Secretary of the Company, under §14.12(b)(i) must set forth:
(i)	as to each person whom the Nominating Shareholder proposes to nominate for election as a director (A) the name, age, business address and residence address of the person, (B) the principal occupation or employment of the person, (C) the class or series and number of shares in the capital of the Company which are controlled or which are owned beneficially or of record by the person as of the record date for the Meeting of Shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice, (D) a statement as to whether such person would be “independent” of the Company (within the meaning of sections 1.4 and 1.5 of National Instrument 52-110 - Audit Committees of the Canadian Securities Administrators, as such provisions may be amended from time to time) if elected as a director at such meeting and the reasons and basis for such determination and (E) any other information relating to the person that would be required to be disclosed in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws; and
(ii)	as to the Nominating Shareholder giving the notice, (A) any information relating to such Nominating Shareholder that would be required to be made in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws, and (B) the class or series and number of shares in the capital of the Company which are controlled or which are owned beneficially or of record by the Nominating Shareholder as of the record date for the Meeting of Shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice.
(e)	Subject to §14.12(g), to be eligible to be a candidate for election as a director of the Company and to be duly nominated, a candidate must be nominated in the manner prescribed in this §14.12 and the candidate for nomination, whether nominated by the board or otherwise, must have previously delivered to the Corporate Secretary of the Company at the principal executive offices of the Company, not less than 5 days prior to the date of the Meeting of Shareholders, a written consent to act as a director of the Company.
(f)	Subject to §14.12(g), no person shall be eligible for election as a director of the Company unless nominated in accordance with the provisions of this §14.12; provided, however, that nothing in this §14.12 shall be deemed to preclude discussion by a shareholder (as distinct from nominating directors) at a meeting of shareholders of any matter in respect of which it would have been entitled to submit a proposal pursuant to the provisions of the Act. The chair of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in the foregoing provisions and, if any proposed nomination is not in compliance with such foregoing provisions, to declare that such defective nomination shall be disregarded.

- 21(c) -
(g)	Notwithstanding the provisions of this §14.12, the board may, in its discretion, waive any of the requirements imposed under this §14.12 relating to a nomination to be made by a Nominating Shareholder other than those requirements imposed by law.
(h)	For purposes of this §14.12:
(i)	“Affiliate”, when used to indicate a relationship with a person, shall mean a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such specified person;
(ii)	“Applicable Securities Laws” means the Securities Act (British Columbia) and the equivalent legislation in the other provinces and in the territories of Canada, as amended from time to time, the rules, regulations and forms made or promulgated under any such statute and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commissions and similar regulatory authorities of each of the applicable provinces and territories of Canada;
(iii)	“Associate”, when used to indicate a relationship with a specified person, shall mean (A) any corporation or trust of which such person owns beneficially, directly or indirectly, voting securities carrying more than 10% of the voting rights attached to all voting securities of such corporation or trust for the time being outstanding, (B) any partner of that person, (C) any trust or estate in which such person has a substantial beneficial interest or as to which such person serves as trustee or in a similar capacity, (D) a spouse of such specified person, (E) any person of either sex with whom such specified person is living in conjugal relationship outside marriage or (F) any relative of such specified person or of a person mentioned in clauses (D) or (E) of this definition if that relative has the same residence as the specified person;
(iv)	“Derivatives Contract” shall mean a contract between two parties (the “Receiving Party” and the “Counterparty”) that is designed to expose the Receiving Party to economic benefits and risks that correspond substantially to the ownership by the Receiving Party of a number of shares in the capital of the Company or securities convertible into such shares specified or referenced in such contract (the number corresponding to such economic benefits and risks, the “Notional Securities”), regardless of whether obligations under such contract are required or permitted to be settled through the delivery of cash, shares in the capital of the Company or securities convertible into such shares or other property, without regard to any short position under the same or any other Derivatives Contract. For the avoidance of doubt, interests in broad-based index options, broad-based index futures and broad-based publicly traded market baskets of stocks approved for trading by the appropriate governmental authority shall not be deemed to be Derivatives Contracts;
(v)	“Meeting of Shareholders” shall mean such annual shareholders meeting or special shareholders meeting, whether general or not, at which one or more persons are nominated for election to the board by a Nominating Shareholder;
(vi)	“owned beneficially” or “owns beneficially” means, in connection with the ownership of shares in the capital of the Company by a person, (A) any such shares as to which such person or any of such person’s Affiliates or Associates owns at law or in equity, or has the right to acquire or become the owner at law

- 21(d) -

or in equity, where such right is exercisable immediately or after the passage of time and whether or not on condition or the happening of any contingency or the making of any payment, upon the exercise of any conversion right, exchange right or purchase right attaching to any securities, or pursuant to any agreement, arrangement, pledge or understanding whether or not in writing; (B) any such shares as to which such person or any of such person’s Affiliates or Associates has the right to vote, or the right to direct the voting, where such right is exercisable immediately or after the passage of time and whether or not on condition or the happening of any contingency or the making of any payment, pursuant to any agreement, arrangement, pledge or understanding whether or not in writing; (C) any such shares which are beneficially owned, directly or indirectly, by a Counterparty (or any of such Counterparty’s Affiliates or Associates) under any Derivatives Contract (without regard to any short or similar position under the same or any other Derivatives Contract) to which such person or any of such person’s Affiliates or Associates is a Receiving Party; provided, however that the number of shares that a person owns beneficially pursuant to this clause (C) in connection with a particular Derivatives Contract shall not exceed the number of Notional Securities with respect to such Derivatives Contract; provided, further, that the number of securities owned beneficially by each Counterparty (including their respective Affiliates and Associates) under a Derivatives Contract shall for purposes of this clause be deemed to include all securities that are owned beneficially, directly or indirectly, by any other Counterparty (or any of such other Counterparty’s Affiliates or Associates) under any Derivatives Contract to which such first Counterparty (or any of such first Counterparty’s Affiliates or Associates) is a Receiving Party and this proviso shall be applied to successive Counterparties as appropriate; and (D) any such shares which are owned beneficially within the meaning of this definition by any other person with whom such person is acting jointly or in concert with respect to the Company or any of its securities; and

(vii)	“public announcement” shall mean disclosure in a press release reported by a national news service in Canada, or in a document publicly filed by the Company or its agents under its profile on the System of Electronic Document Analysis and Retrieval at www.sedar.com.
(i)	Notwithstanding any other provision to this §14.12, notice or any delivery given to the Corporate Secretary of the Company pursuant to this §14.12 may only be given by personal delivery, facsimile transmission or by email (provided that the Corporate Secretary of the Company has stipulated an email address for purposes of this notice, at such email address as stipulated from time to time), and shall be deemed to have been given and made only at the time it is served by personal delivery, email (at the address as aforesaid) or sent by facsimile transmission (provided that receipt of confirmation of such transmission has been received) to the Corporate Secretary at the address of the principal executive offices of the Company; provided that if such delivery or electronic communication is made on a day which is a not a business day or later than 5:00 p.m. (Vancouver time) on a day which is a business day, then such delivery or electronic communication shall be deemed to have been made on the subsequent day that is a business day.
(j)	In no event shall any adjournment or postponement of a Meeting of Shareholders or the announcement thereof commence a new time period for the giving of a Nominating Shareholder’s notice as described in §14.12(c) or the delivery of a consent as described in §14.12(e).

15.	Alternate Directors
15.1	Appointment of Alternate Director

Any director (an “appointor”) may by notice in writing received by the Company appoint any person (an “appointee”) who is qualified to act as a director to be his or her alternate to act in his or her place at meetings of the directors or committees of the directors at which the appointor is not present unless (in the case of an appointee who is not a director) the directors have reasonably disapproved the appointment of such person as an alternate director and have given notice to that effect to his or her appointor within a reasonable time after the notice of appointment is received by the Company.

15.2	Notice of Meetings

Every alternate director so appointed is entitled to notice of meetings of the directors and of committees of the directors of which his or her appointor is a member and to attend and vote as a director at any such meetings at which his or her appointor is not present.

15.3	Alternate for More Than One Director Attending Meetings

A person may be appointed as an alternate director by more than one director, and an alternate director:

(a)	will be counted in determining the quorum for a meeting of directors once for each of his or her appointors and, in the case of an appointee who is also a director, once more in that capacity;
(b)	has a separate vote at a meeting of directors for each of his or her appointors and, in the case of an appointee who is also a director, an additional vote in that capacity;
(c)	will be counted in determining the quorum for a meeting of a committee of directors once for each of his or her appointors who is a member of that committee and, in the case of an appointee who is also a member of that committee as a director, once more in that capacity;
(d)	has a separate vote at a meeting of a committee of directors for each of his or her appointors who is a member of that committee and, in the case of an appointee who is also a member of that committee as a director, an additional vote in that capacity.
15.4	Consent Resolutions

Every alternate director, if authorized by the notice appointing him or her, may sign in place of his or her appointor any resolutions to be consented to in writing.

15.5	Alternate Director Not an Agent

Every alternate director is deemed not to be the agent of his or her appointor.

15.6	Revocation of Appointment of Alternate Director

An appointor may at any time, by notice in writing received by the Company, revoke the appointment of an alternate director appointed by him or her.

15.7	Ceasing to be an Alternate Director

The appointment of an alternate director ceases when:

(a)	his or her appointor ceases to be a director and is not promptly re-elected or re-appointed;
(b)	the alternate director dies;
(c)	the alternate director resigns as an alternate director by notice in writing provided to the Company or a lawyer for the Company;
(d)	the alternate director ceases to be qualified to act as a director; or
(e)	his or her appointor revokes the appointment of the alternate director.
15.8	Remuneration and Expenses of Alternate Director

The Company may reimburse an alternate director for the reasonable expenses that would be properly reimbursed if he or she were a director, and the alternate director is entitled to receive from the Company such proportion, if any, of the remuneration otherwise payable to the appointor as the appointor may from time to time direct.

16.	Powers and Duties of Directors
16.1	Powers of Management

The directors must, subject to the Business Corporations Act and these Articles, manage or supervise the management of the business and affairs of the Company and have the authority to exercise all such powers of the Company as are not, by the Business Corporations Act or by these Articles, required to be exercised by the shareholders of the Company.

16.2	Appointment of Attorney of Company

The directors may from time to time, by power of attorney or other instrument, under seal if so required by law, appoint any person to be the attorney of the Company for such purposes, and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the directors under these Articles and excepting the power to fill vacancies in the board of directors, to remove a director, to change the membership of, or fill vacancies in, any committee of the directors, to appoint or remove officers appointed by the directors and to declare dividends) and for such period, and with such remuneration and subject to such conditions as the directors may think fit. Any such power of attorney may contain such provisions for the protection or convenience of persons dealing with such attorney as the directors think fit. Any such attorney may be authorized by the directors to sub-delegate all or any of the powers, authorities and discretions for the time being vested in him or her.

17.	Interests of Directors and Officers
17.1	Obligation to Account for Profits

A director or senior officer who holds a disclosable interest (as that term is used in the Business Corporations Act) in a contract or transaction into which the Company has entered or proposes to enter is liable to account to the Company for any profit that accrues to the director or senior officer under or as a result of the contract or transaction only if and to the extent provided in the Business Corporations Act.

17.2	Restrictions on Voting by Reason of Interest

A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter is not entitled to vote on any directors’ resolution to approve that contract or transaction, unless all the directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution.

17.3	Interested Director Counted in Quorum

A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter and who is present at the meeting of directors at which the contract or transaction is considered for approval may be counted in the quorum at the meeting whether or not the director votes on any or all of the resolutions considered at the meeting.

17.4	Disclosure of Conflict of Interest or Property

A director or senior officer who holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with that individual’s duty or interest as a director or senior officer, must disclose the nature and extent of the conflict as required by the Business Corporations Act.

17.5	Director Holding Other Office in the Company

A director may hold any office or place of profit with the Company, other than the office of auditor of the Company, in addition to his or her office of director for the period and on the terms (as to remuneration or otherwise) that the directors may determine.

17.6	No Disqualification

No director or intended director is disqualified by his or her office from contracting with the Company either with regard to the holding of any office or place of profit the director holds with the Company or as vendor, purchaser or otherwise, and no contract or transaction entered into by or on behalf of the Company in which a director is in any way interested is liable to be voided for that reason.

17.7	Professional Services by Director or Officer

Subject to the Business Corporations Act, a director or officer, or any person in which a director or officer has an interest, may act in a professional capacity for the Company, except as auditor of the Company, and the director or officer or such person is entitled to remuneration for professional services as if that director or officer were not a director or officer.

17.8	Director or Officer in Other Corporations

A director or officer may be or become a director, officer or employee of, or otherwise interested in, any person in which the Company may be interested as a shareholder or otherwise, and, subject to the Business Corporations Act, the director or officer is not accountable to the Company for any remuneration or other benefits received by him or her as director, officer or employee of, or from his or her interest in, such other person.

18.	Proceedings of Directors
18.1	Meetings of Directors

The directors may meet together for the conduct of business, adjourn and otherwise regulate their meetings as they think fit, and meetings of the directors held at regular intervals may be held at the place, at the time and on the notice, if any, as the directors may from time to time determine.

18.2	Voting at Meetings

Questions arising at any meeting of directors are to be decided by a majority of votes and, in the case of an equality of votes, the chair of the meeting does not have a second or casting vote.

18.3	Chair of Meetings

The following individual is entitled to preside as chair at a meeting of directors:

(a)	the chair of the board, if any;
(b)	in the absence of the chair of the board, the president, if any, if the president is a director; or
(c)	any other director chosen by the directors if:
(i)	neither the chair of the board nor the president, if a director, is present at the meeting within 15 minutes after the time set for holding the meeting;
(ii)	neither the chair of the board nor the president, if a director, is willing to chair the meeting; or
(iii)	the chair of the board and the president, if a director, have advised the secretary, if any, or any other director, that they will not be present at the meeting.
18.4	Meetings by Telephone or Other Communications Medium

A director may participate in a meeting of the directors:

(a)	in person;
(b)	by telephone; or
(c)	with the consent of all the directors, by some other communications medium;

if all directors participating in the meeting, whether in person or by telephone or other communications medium, are able to communicate with each other. A director who participates in a meeting in a manner contemplated by this Article 18.4 is deemed for all purposes of the Business Corporations Act and these Articles to be present at the meeting and to have agreed to participate in that manner.

18.5	Calling of Meetings

A director may, and the secretary or an assistant secretary of the Company, if any, on the request of a director must, call a meeting of the directors at any time.

18.6	Notice of Meetings

Other than for meetings held at regular intervals as determined by the directors pursuant to Article 18.1, reasonable notice of each meeting of the directors, specifying the place, day and time of that meeting must be given to each of the directors and the alternate directors by any method set out in Article 24.1 or orally or by telephone.

18.7	When Notice Not Required

It is not necessary to give notice of a meeting of the directors to a director or an alternate director if:

(a)	the meeting is to be held immediately following a meeting of shareholders at which that director was elected or appointed, or is the meeting of the directors at which that director is appointed; or
(b)	the director or alternate director, as the case may be, has waived notice of the meeting.
18.8	Meeting Valid Despite Failure to Give Notice

The accidental omission to give notice of any meeting of directors to, or the non-receipt of any notice by, any director or alternate director, does not invalidate any proceedings at that meeting.

18.9	Waiver of Notice of Meetings

Any director or alternate director may send to the Company a document signed by him or her waiving notice of any past, present or future meeting or meetings of the directors and may at any time withdraw that waiver with respect to meetings held after that withdrawal. After sending a waiver with respect to all future meetings and until that waiver is withdrawn, no notice of any meeting of the directors need be given to that director and, unless the director otherwise requires by notice in writing to the Company, to his or her alternate director, and all meetings of the directors so held are deemed not to be improperly called or constituted by reason of notice not having been given to such director or alternate director. Attendance of a director or alternative director at a meeting of the directors is a waiver of notice of the meeting unless that director or alternate director attends the meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

18.10	Quorum

The quorum necessary for the transaction of the business of the directors may be set by the directors and, if not so set, is deemed to be set at two directors or, if the number of directors is set at one, is deemed to be set at one director, and that director may constitute a meeting.

18.11	Validity of Acts Where Appointment Defective

Subject to the Business Corporations Act, an act of a director or officer is not invalid merely because of an irregularity in the election or appointment or a defect in the qualification of that director or officer.

18.12	Consent Resolutions in Writing

A resolution of the directors or of any committee of the directors may be passed without a meeting:

(a)	in all cases, if each of the directors entitled to vote on the resolution consents to it in writing; or
(b)	in the case of a resolution to approve a contract or transaction in respect of which a director has disclosed that he or she has or may have a disclosable interest, if each of the other directors who have not made such a disclosure consents in writing to the resolution.

A consent in writing under this Article may be by signed document, fax, email or any other method of transmitting legibly recorded messages. A consent in writing may be in two or more counterparts which together are deemed to constitute one consent in writing. A resolution of the directors or of any committee of the directors passed in accordance with this Article 18.12 is effective on the date stated in the consent in writing or on the latest date stated on any counterpart and is deemed to be a proceeding at a meeting of directors or of the committee of the directors and to be as valid and effective as if it had been passed at a meeting of the directors or of the committee of the directors that satisfies all the requirements of the Business Corporations Act and all the requirements of these Articles relating to meetings of the directors or of a committee of the directors.

19.	Executive and Other Committees
19.1	Appointment and Powers of Executive Committee

The directors may, by resolution, appoint an executive committee consisting of the director or directors that they consider appropriate, and this committee has, during the intervals between meetings of the board of directors, all of the directors’ powers, except:

(a)	the power to fill vacancies in the board of directors;
(b)	the power to remove a director;
(c)	the power to change the membership of, or fill vacancies in, any committee of the directors; and
(d)	such other powers, if any, as may be set out in the resolution or any subsequent directors’ resolution.
19.2	Appointment and Powers of Other Committees

The directors may, by resolution:

(a)	appoint one or more committees (other than the executive committee) consisting of the director or directors that they consider appropriate;

(b)	delegate to a committee appointed under paragraph (a) any of the directors’ powers, except:
(i)	the power to fill vacancies in the board of directors;
(ii)	the power to remove a director;
(iii)	the power to change the membership of, or fill vacancies in, any committee of the directors; and
(iv)	the power to appoint or remove officers appointed by the directors; and
(c)	make any delegation referred to in paragraph (b) subject to the conditions set out in the resolution or any subsequent directors’ resolution.
19.3	Obligations of Committees

Any committee appointed under Articles 19.1 or 19.2, in the exercise of the powers delegated to it, must:

(a)	conform to any rules that may from time to time be imposed on it by the directors; and
(b)	report every act or thing done in exercise of those powers at such times as the directors may require.
19.4	Powers of Board

The directors may, at any time, with respect to a committee appointed under Articles 19.1 or 19.2:

(a)	revoke or alter the authority given to the committee, or override a decision made by the committee, except as to acts done before such revocation, alteration or overriding;
(b)	terminate the appointment of, or change the membership of, the committee; and
(c)	fill vacancies in the committee.
19.5	Committee Meetings

Subject to Article 19.3(a) and unless the directors otherwise provide in the resolution appointing the committee or in any subsequent resolution, with respect to a committee appointed under Articles 19.1 or 19.2:

(a)	the committee may meet and adjourn as it thinks proper;
(b)	the committee may elect a chair of its meetings but, if no chair of a meeting is elected, or if at a meeting the chair of the meeting is not present within 15 minutes after the time set for holding the meeting, the directors present who are members of the committee may choose one of their number to chair the meeting;
(c)	a majority of the members of the committee constitutes a quorum of the committee; and
(d)	questions arising at any meeting of the committee are determined by a majority of votes of the members present, and in case of an equality of votes, the chair of the meeting does not have a second or casting vote.

20.	Officers
20.1	Directors May Appoint Officers

The directors may, from time to time, appoint such officers, if any, as the directors determine and the directors may, at any time, terminate any such appointment.

20.2	Functions, Duties and Powers of Officers

The directors may, for each officer:

(a)	determine the functions and duties of the officer;
(b)	entrust to and confer on the officer any of the powers exercisable by the directors on such terms and conditions and with such restrictions as the directors think fit; and
(c)	revoke, withdraw, alter or vary all or any of the functions, duties and powers of the officer.
20.3	Qualifications

No officer may be appointed unless that officer is qualified in accordance with the Business Corporations Act. One person may hold more than one position as an officer of the Company. Any person appointed as the chair of the board or as a managing director must be a director. Any other officer need not be a director.

20.4	Remuneration and Terms of Appointment

All appointments of officers are to be made on the terms and conditions and at the remuneration (whether by way of salary, fee, commission, participation in profits or otherwise) that the directors thinks fit and are subject to termination at the pleasure of the directors, and an officer may in addition to such remuneration be entitled to receive, after he or she ceases to hold such office or leaves the employment of the Company, a pension or gratuity.

21.	Indemnification
21.1	Definitions

In this Article 21:

(a)	“eligible penalty” means a judgment, penalty or fine awarded or imposed in, or an amount paid in settlement of, an eligible proceeding;
(b)	“eligible proceeding” means a legal proceeding or investigative action, whether current, threatened, pending or completed, in which a director, former director or alternate director of the Company (an “eligible party”) or any of the heirs and legal personal representatives of the eligible party, by reason of the eligible party being or having been a director or alternate director of the Company:
(i)	is or may be joined as a party; or
(ii)	is or may be liable for or in respect of a judgment, penalty or fine in, or expenses related to, the proceeding;

(c)	“expenses” has the meaning set out in the Business Corporations Act.
21.2	Mandatory Indemnification of Eligible Parties

Subject to the Business Corporations Act, the Company must indemnify a director, former director or alternate director of the Company and his or her heirs and legal personal representatives against all eligible penalties to which such person is or may be liable, and the Company must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by such person in respect of that proceeding. Each director and alternate director is deemed to have contracted with the Company on the terms of the indemnity contained in this Article 21.2.

21.3	Indemnification of Other Persons

Subject to any restrictions in the Business Corporations Act, the Company may indemnify any person.

21.4	Non-Compliance with Business Corporations Act

The failure of a director, alternate director or officer of the Company to comply with the Business Corporations Act or these Articles or, if applicable, any former Companies Act or former Articles, does not invalidate any indemnity to which he or she is entitled under this Part.

21.5	Company May Purchase Insurance

The Company may purchase and maintain insurance for the benefit of any person (or his or her heirs or legal personal representatives) who:

(a)	is or was a director, alternate director, officer, employee or agent of the Company;
(b)	is or was a director, alternate director, officer, employee or agent of a corporation at a time when the corporation is or was an affiliate of the Company;
(c)	at the request of the Company, is or was a director, alternate director, officer, employee or agent of a corporation or of a partnership, trust, joint venture or other unincorporated entity;
(d)	at the request of the Company, holds or held a position equivalent to that of a director, alternate director or officer of a partnership, trust, joint venture or other unincorporated entity;

against any liability incurred by him or her as such director, alternate director, officer, employee or agent or person who holds or held such equivalent position.

22.	Dividends
22.1	Payment of Dividends Subject to Special Rights

The provisions of this Article 22 are subject to the rights, if any, of shareholders holding shares with special rights as to dividends.

22.2	Declaration of Dividends

Subject to the Business Corporations Act, the directors may from time to time declare and authorize payment of such dividends as they may deem advisable.

22.3	No Notice Required

The directors need not give notice to any shareholder of any declaration under Article 22.2.

22.4	Record Date

The directors may set a date as the record date for the purpose of determining shareholders entitled to receive payment of a dividend. The record date must not precede the date on which the dividend is to be paid by more than two months. If no record date is set, the record date is 5 p.m. on the date on which the directors pass the resolution declaring the dividend.

22.5	Manner of Paying Dividend

A resolution declaring a dividend may direct payment of the dividend wholly or partly in money or by the distribution of specific assets or of fully paid shares or of bonds, debentures or other securities of the Company or any other corporation, or in any one or more of those ways.

22.6	Settlement of Difficulties

If any difficulty arises in regard to a distribution under Article 22.5, the directors may settle the difficulty as they deem advisable, and, in particular, may:

(a)	set the value for distribution of specific assets;
(b)	determine that cash payments in substitution for all or any part of the specific assets to which any shareholders are entitled may be made to any shareholders on the basis of the value so fixed in order to adjust the rights of all parties; and
(c)	vest any such specific assets in trustees for the persons entitled to the dividend.
22.7	When Dividend Payable

Any dividend may be made payable on such date as is fixed by the directors.

22.8	Dividends to be Paid in Accordance with Number of Shares

All dividends on shares of any class or series of shares must be declared and paid according to the number of such shares held.

22.9	Receipt by Joint Shareholders

If several persons are joint shareholders of any share, any one of them may give an effective receipt for any dividend, bonus or other money payable in respect of the share.

22.10	Dividend Bears No Interest

No dividend bears interest against the Company.

22.11	Fractional Dividends

If a dividend to which a shareholder is entitled includes a fraction of the smallest monetary unit of the currency of the dividend, that fraction may be disregarded in making payment of the dividend and that payment represents full payment of the dividend.

22.12	Payment of Dividends

Any dividend or other distribution payable in cash in respect of shares may be paid by cheque, made payable to the order of the person to whom it is sent, and mailed to the address of the shareholder, or in the case of joint shareholders, to the address of the joint shareholder who is first named on the central securities register, or to the person and to the address the shareholder or joint shareholders may direct in writing. The mailing of such cheque will, to the extent of the sum represented by the cheque (plus the amount of the tax required by law to be deducted), discharge all liability for the dividend unless such cheque is not paid on presentation or the amount of tax so deducted is not paid to the appropriate taxing authority.

22.13	Capitalization of Retained Earnings or Surplus

Notwithstanding anything contained in these Articles, the directors may from time to time capitalize any retained earnings or surplus of the Company and may from time to time issue, as fully paid, shares or any bonds, debentures or other securities of the Company as a dividend representing the retained earnings or surplus so capitalized or any part thereof.

23.	Accounting Records and Auditors
23.1	Recording of Financial Affairs

The directors must cause adequate accounting records to be kept to record properly the financial affairs and condition of the Company and to comply with the Business Corporations Act.

23.2	Inspection of Accounting Records

Unless the directors determine otherwise, or unless otherwise determined by ordinary resolution, no shareholder of the Company is entitled to inspect or obtain a copy of any accounting records of the Company.

23.3	Remuneration of Auditors

The directors may set the remuneration of the auditor of the Company.

24.	Notices
24.1	Method of Giving Notice

Unless the Business Corporations Act or these Articles provides otherwise, a notice, statement, report or other record required or permitted by the Business Corporations Act or these Articles to be sent by or to a person may be sent by any one of the following methods:

(a)	mail addressed to the person at the applicable address for that person as follows:
(i)	for a record mailed to a shareholder, the shareholder’s registered address;

(ii)	for a record mailed to a director or officer, the prescribed address for mailing shown for the director or officer in the records kept by the Company or the mailing address provided by the recipient for the sending of that record or records of that class;
(iii)	in any other case, the mailing address of the intended recipient;
(b)	delivery at the applicable address for that person as follows, addressed to the person:
(i)	for a record delivered to a shareholder, the shareholder’s registered address;
(ii)	for a record delivered to a director or officer, the prescribed address for delivery shown for the director or officer in the records kept by the Company or the delivery address provided by the recipient for the sending of that record or records of that class;
(iii)	in any other case, the delivery address of the intended recipient;
(c)	sending the record by fax to the fax number provided by the intended recipient for the sending of that record or records of that class;
(d)	sending the record by email to the email address provided by the intended recipient for the sending of that record or records of that class;
(e)	physical delivery to the intended recipient.
24.2	Deemed Receipt

A notice, statement, report or other records that is:

(a)	mailed to a person by ordinary mail to the applicable address for that person referred to in Articles 24.1 is deemed to be received by the person to whom it was mailed on the day (Saturdays, Sundays and holidays excepted) following the date of mailing;
(b)	faxed to a person to the fax number provided by that person referred to in Article 24.1 is deemed to be received by the person to whom it was faxed on the day it was faxed; and
(c)	e-mailed to a person to the e-mail address provided by that person referred to in Article 24.1 is deemed to be received by the person to whom it was e-mailed on the day it was e-mailed.
24.3	Certificate of Sending

A certificate signed by the secretary, if any, or other officer of the Company or of any other corporation acting in that capacity on behalf of the Company stating that a notice, statement, report or other record was sent in accordance with Article 24.1 is conclusive evidence of that fact.

24.4	Notice to Joint Shareholders

A notice, statement, report or other record may be provided by the Company to the joint shareholders of a share by providing the notice to the joint shareholder first named in the central securities register in respect of the share.

24.5	Notice to Legal Personal Representatives and Trustees

A notice, statement, report or other record may be provided by the Company to the persons entitled to a share in consequence of the death, bankruptcy or incapacity of a shareholder by:

(a)	mailing the record, addressed to them:
(i)	by name, by the title of the legal personal representative of the deceased or incapacitated shareholder by the title of trustee of the bankrupt shareholder or by any similar description; and
(ii)	at the address, if any, supplied to the Company for that purpose by the persons claiming to be so entitled; or
(b)	if an address referred to in paragraph (a)(ii) has not been supplied to the Company, by giving the notice in a manner in which it might have been given if the death, bankruptcy or incapacity had not occurred.
24.6	Undelivered Notices

If on two consecutive occasions a notice, statement, report or other record is sent to a shareholder pursuant to Article 24.1 and on each of those occasions any such record is returned because the shareholder cannot be located, the Company shall not be required to send any further records to the shareholder until the shareholder informs the Company in writing of his or her new address.

25.	Seal
25.1	Who May Attest Seal

Except as provided in Articles 25.2 and 25.3, the Company’s seal, if any, must not be impressed on any record except when that impression is attested by the signatures of:

(a)	any two directors;
(b)	any officer, together with any director;
(c)	if the Company only has one director, that director; or
(d)	any one or more directors or officers or persons as may be determined by the directors.
25.2	Sealing Copies

For the purpose of certifying under seal a certificate of incumbency of the directors or officers of the Company or a true copy of any resolution or other document, despite Article 25.1, the impression of the seal may be attested by the signature of any director or officer or the signature of any other person as may be determined by the directors.

25.3	Mechanical Reproduction of Seal

The directors may authorize the seal to be impressed by third parties on share certificates or bonds, debentures or other securities of the Company as they may determine appropriate from time to time. To enable the seal to be impressed on any share certificates or bonds, debentures or other securities of the Company, whether in definitive or interim form, on which facsimiles of any of the signatures of the directors or officers of the Company are, in accordance with the Business Corporations Act or these Articles, printed or otherwise mechanically reproduced, there may be delivered to the person employed to engrave, lithograph or print such definitive or interim share certificates or bonds, debentures or other securities one or more unmounted dies reproducing the seal and such persons as are authorized under Article 25.1 to attest the Company’s seal may in writing authorize such person to cause the seal to be impressed on such definitive or interim share certificates or bonds, debentures or other securities by the use of such dies. Share certificates or bonds, debentures or other securities to which the seal has been so impressed are for all purposes deemed to be under and to bear the seal impressed on them.

26.	Prohibitions
26.1	Definitions

In this Article 26:

(a)	“designated security” means:
(i)	a voting security of the Company;
(ii)	a security of the Company that is not a debt security and that carries a residual right to participate in the earnings of the Company or, on the liquidation or winding up of the Company, in its assets; or
(iii)	a security of the Company convertible, directly or indirectly, into a security described in paragraph (i) or (ii);
(b)	“security” has the meaning assigned in the Securities Act (British Columbia);
(c)	“voting security” means a security of the Company that:
(i)	is not a debt security, and
(ii)	carries a voting right either under all circumstances or under some circumstances that have occurred and are continuing.
26.2	Application

Article 26.3 does not apply to the Company if and for so long as it is a public company or a pre-existing reporting company which has the Statutory Reporting Company Provisions as part of its Articles or to which the Statutory Reporting Company Provisions apply.

26.3	Consent Required for Transfer of Shares or Designated Securities

No share or designated security may be sold, transferred or otherwise disposed of without the consent of the directors and the directors are not required to give any reason for refusing to consent to any such sale, transfer or other disposition

27.	Special Rights and Restrictions Attached to Shares
(a)	The Preferred shares as a class shall have attached to them the special rights and restrictions specified in this Article.
(b)	The Preferred shares may include one or more series.
(c)	Subject to the Business Corporations Act, the directors may from time to time, by resolution, alter the Articles of the Company and authorize the alteration of the Notice of Articles of the Company, as the case may be, to do one or more of:

(i)	determine the maximum number of shares of that series that the Company is authorized to issue, determine that there is no such maximum number, or alter any such determination;
(ii)	create an identifying name for the shares of that series, or alter any such identifying name;
(iii)	attach special rights or restrictions to the shares of that series, including, but without limiting or restricting the generality of the foregoing, the rate or amount of dividends (whether cumulative, non-cumulative or partially cumulative), the dates and places of payment thereof, the consideration for, and the terms and conditions of, any purchase for cancellation or redemption thereof (including redemption after a fixed term or at a premium), conversion or exchange rights, the terms and conditions of any share purchase plan or sinking fund, restrictions respecting payment of dividends on, or the repayment of capital in respect of, any other shares of the Company and voting rights and restrictions; or alter any such special rights or restrictions; but no such special right or restriction shall contravene the provisions of subclauses (d) and (5) of this Article.
(d)	The holders of Preferred shares shall be entitled, on the liquidation or dissolution of the Company, whether voluntary or involuntary, or on any other distribution of its assets among its shareholders for the purpose of winding up its affairs, to receive, before any distribution is made to the holders of Common shares or any other shares of the Company ranking junior to the Preferred shares with respect to repayment of capital on the liquidation or dissolution of the Company, whether voluntary or involuntary, or on any other distribution of its assets among its shareholders for the purpose of winding up its affairs, the amount paid up with respect to each Preferred share held by them, together with the fixed premium (if any) thereon, all accrued and unpaid cumulative dividends (if any and if preferential) thereon, which for such purpose shall be calculated as if such dividends were accruing on a day-to-day basis up to the date of such distribution, whether or not earned or declared, and all declared and unpaid non-cumulative dividends (if any and if preferential) thereon. After payment to the holders of Preferred shares of the amounts so payable to them, they shall not, as such, be entitled to share in any further distribution of the property or assets of the Company except as specifically provided in the special rights and restrictions attached to any particular series.

Article 28 added by directors’ resolution dated July 8, 2014 and Notice of Alteration filed with the B.C. Registrar of Companies on July 10, 2014 at 12.24 p.m. (P.T.).

28.	SPECIAL RIGHTS AND RESTRICTIONS ATTACHED TO SERIES A PREFERRED SHARES
28.1	Special Rights and Restrictions

An aggregate of 10,000 preferred shares, no par value in the capital of the Company and hereby designated as Series A Preferred Shares (the “Series A Preferred Shares”), which Series A Preferred Shares will have the special rights and restrictions set out in this Article 28.

28.2	Definitions

In this Article 28, the following terms shall have the following meanings:

(a)	“Applicable Dividend Rate” means:
(i)	8% per annum from the date of issuance to the Optional Redemption Date,
(ii)	LIBOR plus 10% per annum during the one year period following the Optional Redemption Date should the Company elect not to redeem the Series A Preferred Shares within 90 days of the Optional Redemption Date,
(iii)	LIBOR plus 12% per annum during the period following the one year anniversary of the Optional Redemption Date should the Company elect not to redeem the Series A Preferred Shares during the one year period following the Optional Redemption Date.
(b)	“business day” means a day other than a Saturday, Sunday or any other day treated as a holiday in the municipality in Canada in which the Company’s registered office or if applicable, municipality in which the Company’s share transfer agent is situated;
(c)	“Change of Control” is deemed to occur when, after the original issuance of the Series A Preferred Shares, any of following has occurred and is continuing:

(i)      a “person,” “group” or “entity” (within the meaning of Sections 13(d) and 14(d) of the Exchange Act) becomes the ultimate “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that a person or group shall be deemed to have beneficial ownership of all shares of voting stock that such person or group has the right to acquire regardless of when such right is first exercisable), directly or indirectly, of voting stock representing more than 50% of the total voting power of the total voting stock of the Company;

(ii)     the Company sells, transfers or otherwise disposes of all or substantially all of its assets; or

(iii)     the consummation of an amalgamation, arrangement, merger, share exchange or other business combination involving the Company with another entity where the shareholders of the Company immediately prior to the merger or share exchange would not beneficially own, immediately after the merger or share exchange, securities representing 50% or more of the outstanding voting stock of the entity issuing cash or securities in the merger or share exchange (without consideration of the rights of any class of stock to elect directors by a separate group vote), or where members of the board of directors immediately prior to the merger or share exchange would not, immediately after the merger or share exchange, constitute a majority of the board of directors of the entity issuing cash or securities in the merger or share exchange.

(d)	“Common Shares” means the common shares in the capital of the Company as such shares were constituted on the date of issuance of the Series A Preferred Shares, or as such common shares may be changed from time to time thereafter;
(e)	“Exchange Act” means the Securities Exchange Act of 1934;
(f)	“holder(s)” means the registered holders of securities as recorded on the central securities register of the Company or as maintained by the transfer agent;
(g)	“LIBOR” means the London interbank offered rate as administered by ICE Benchmark Administration Limited (or any other person that takes over the administration of such rate) for deposits in U.S. dollars appearing on “Reuters Screen LIBOR01 Page” as of 11:00 a.m. (London, England time) two (2) Business Days prior to November 1, 2019, and, if applicable, each one year anniversary thereafter, and having a maturity equal to a one year term following such date, provided that, if the “Reuters Screen LIBOR01 Page” is not available for any reason, the applicable LIBOR shall instead be the applicable London interbank offered rate as administered by ICE Benchmark Administration Limited (or any other person that takes over the administration of such rate) for deposits in U.S. dollars as reported by any other generally recognized financial information service as of 11:00 a.m. (London, England time) two (2) Business Days prior to November 1, 2019, and, if applicable, each one year anniversary thereafter, and having a maturity equal to a one year term following such date;
(h)	“Liquidation Preference Amount” means $1,000 per Series A Preferred Share;
(i)	“Optional Redemption Date” means October 31, 2019
(j)	“Product Acquisition Transaction” means the completion of a pharmaceutical product acquisition with a purchase price of not less than $10,000,000 and includes the execution of a binding agreement for the completion of a Product Acquisition Transaction notwithstanding that the transaction may not have completed by December 31, 2014
(k)	“$” means lawful money of the Canada.
28.3	Issue Price

The Series A Preferred Shares will be issued and sold at a price equal to the Liquidation Preference Amount per Series A Preferred Share.

28.4	Dividends on Series A Preferred Shares

(a)      Holders of the Series A Preferred Shares will be entitled to receive, when and as declared by the board of directors, out of funds legally available for the payment of dividends, cumulative cash dividends determined as the Applicable Dividend Rate multiplied by the Liquidation Preference Amount for each Series A Preferred Share held and adjusted for the period in respect of which the dividends are payable, as calculated below.

(b)      Dividends on the Series A Preferred Shares will accrue daily and will be cumulative from, and including, the date of original issuance of the Series A Preferred Shares.

(c)      Dividends will be payable quarterly on the 1st day of each April, July, October and January (each of which is referred to as a “dividend payment date”), provided that if any dividend payment date is not a business day, then the dividend which would have been payable on that dividend payment date will be paid on the next succeeding business day, and no interest, additional dividends or other sums will accrue on the amount so payable for the period from and after that dividend payment date to that next succeeding business day.

(d)      Dividends payable on the shares of Series A Preferred Shares for any partial dividend period will be computed on the basis of a 360-day year consisting of twelve 30-day months.

(e)       The Company will pay dividends to holders of record as they appear in the stock records of the Company at the close of business on the applicable dividend record date, which will be the tenth day preceding the applicable dividend payment date, or such other date as established by the Company that is no less than 10 days and no more than 30 days preceding the dividend payment date (the “dividend record date”).

(f)       The Company will not declare or pay or set aside for payment any dividend on the shares of Series A Preferred Shares if the terms of any of the agreements to which the Company is party, including agreements relating to indebtedness of the Company, prohibit that declaration, payment or setting aside of funds or provide that the declaration, payment or setting aside of funds is a breach of or a default under that agreement, or if the declaration, payment or setting aside of funds is restricted or prohibited by law.

(g)      Notwithstanding the foregoing, however, dividends on the shares of Series A Preferred Shares will accrue regardless of whether: (i) the terms of senior existing or future indebtedness of the Company at any time prohibit the current payment of dividends; (ii) the Company has surplus or earnings; (iii) there are funds legally available for the payment of such dividends; or (iv) such dividends are declared by the board of directors.

(h)      Accrued but unpaid distributions on the shares of Series A Preferred Shares will not bear interest, and holders of the shares of Series A Preferred Shares will not be entitled to any distributions in excess of full cumulative distributions as described above. All dividends paid on the shares of Series A Preferred Shares will be credited to the previously accrued dividends on the shares of Series A Preferred Shares. The Company will credit any dividends paid on the shares of Series A Preferred Shares first to the earliest accrued and unpaid dividend due.

28.5	Conversion Shares

~~(a)      Each outstanding Series A Preferred Share shall be convertible (the “Conversion Right”) at any time at the option of the holder into that number of whole Common Shares as is equal to the Liquidation Preference Amount, plus accrued and unpaid dividends, divided by an initial conversion price of $2.20 per share. The initial conversion price and the conversion price as adjusted are referred to as the “Conversion Price”. Each Common Share issuable upon conversion of a Series A Preferred Share is referred to as a “Conversion Share”.~~

Section 28.5 Conversion Shares Altered pursuant to Series A Preferred Shareholders Resolutions dated March 13, 2015, and received for deposit a the records office on April 14, 2015, at 10:23AM.

~~(b)      A Series A Preferred Share called for redemption shall be convertible into Common Shares up to and including, but not after, the close of business on the date fixed for redemption unless the Company is in default in the payment of the amount payable upon redemption.~~

~~(c)      The number of Common Shares issuable upon conversion of the Series A Preferred Shares and the Conversion Price will be subject to customary pro rata adjustments to reflect any consolidation, stock split or other common share reorganization. If any question shall at any time arise with respect to adjustments of the Conversion Right, such question shall be conclusively determined by the board of directors of the Company acting in good faith.~~

~~(d)      If at any time while any Series A Preferred Shares are outstanding, the Company effects (i) any merger, consolidation, amalgamation, arrangement or combination of the Company with or into another entity, (ii) any sale of all or substantially all of its assets in one or more transactions, (iii) any tender offer or exchange offer (whether by the Company or another entity) pursuant to which holders of Common Shares are permitted to tender or exchange their Common Shares for other securities, cash or property, or (iv) any reclassification or recapitalization of the Common Shares or any compulsory share exchange pursuant to which the Common Shares are effectively converted into or exchanged for other securities, cash or property (other than a subdivision, consolidation or common share reorganization contemplated above) (in any such case, a “Fundamental Change”), then, upon any subsequent conversion of any Series A Preferred Shares, the holder shall have the right to receive, for each Conversion Share that would have been issuable upon such conversion absent such Fundamental Change, the same kind and amount of securities, cash or property as it would have been entitled to receive upon the occurrence of such Fundamental Change if it had been, immediately prior to such Fundamental Change, the holder of one Common Share (the “Alternate Consideration”). If holders of Common Shares are given any choice as to the securities, cash or property to be received in a Fundamental Change, then each holder of Series A Preferred Shares shall be given the same choice as to the Alternate Consideration it receives upon any conversion of any Series A Preferred Shares following such Fundamental Change.~~

~~(e)      A holder of Series A Preferred Shares shall not have the right to convert any Series A Preferred Shares to the extent that, after giving effect to such conversion, such holder (together with affiliates and persons acting jointly or in concert (collectively, the “Joint Actors”)) would beneficially own in excess of 19.9% of the number of Common Shares outstanding immediately after giving effect to such conversion on a diluted basis, assuming the conversion of all securities of the Joint Actors which are convertible into Common Shares within sixty (60) days from the proposed date of conversion.~~

~~(f)       The Conversion Right may be exercised by notice in writing given to the Company for the Series A Preferred (a “Conversion Notice”) accompanied by the certificate or certificates representing the Series A Preferred in respect of which holder thereof desires to exercise such Conversion Right. Such Conversion Notice shall be signed by the person or persons registered in the central securities register of the Company as the holder of Series A Preferred Shares in respect such right being exercised, or by his or her or their duly authorized attorney, and shall specify the number of Series A Preferred Shares which the holder desires to have converted.~~

~~Upon the Company receiving such Conversion Notice, the Company shall issue certificates representing Conversion Shares based on the Conversion Price hereinbefore provided and in accordance with the provisions hereof to the registered holder of the Series A Preferred Shares represented by the certificate or certificates accompanying such Conversion Notice, or in such name or names as such registered holders may direct in writing, provided that such registered holder shall pay any applicable transfer taxes. If less than all the Series A Preferred Shares represented by any certificate or certificates accompanying any such Conversion Notice are to be converted, the holder shall be entitled to receive, at the expense of the Company, a new certificate representing the Series A Preferred Shares comprised in the certificate or certificates surrendered as aforesaid which are not to be converted.~~

~~(g)      Subject as hereinafter provided in this paragraph (g), the right of a holder of Series A Preferred Shares to convert the same into Common Shares shall be deemed to have been exercised, and the registered holders of Series A Preferred Shares so converted (or any person or persons in whose name or names any such registered holder of Series A Preferred Share shall have directed certificates representing Common Shares to be issued as provided in paragraph (f) above) shall be deemed to have become holders of Common Shares of record of the Company for all purposes, on the respective dates of surrender of certificates representing the Series A Preferred Shares to be converted accompanied by a Conversion Notice as provided in paragraph (f) above, notwithstanding any delay in the delivery of certificates representing the Common Shares into which such Series A Preferred Shares have been converted.~~

~~(h)      All Conversion Shares shall be issued as fully paid and non-assessable Common Shares.~~

28.5     Conversion Shares

(a)          Each outstanding Series A Preferred Share shall be convertible (the “Conversion Right”) at any time at the option of the holder into that number of whole Common Shares determined as follows: (i) that number of whole Common Shares (the “Liquidation Preference Conversion Shares”) as is equal to the Liquidation Preference Amount divided by an initial conversion price of $2.20 per share, plus (ii) that number of whole Common Shares (the “Unpaid Dividend Conversion Shares”) as is equal to the amount of all accrued and unpaid dividends of such Series A Preferred Shares divided by a conversion price equal to the greater of (i) the initial conversion price of $2.20 per share, and (ii) Market Price of the Common Shares at the time of conversion, with such conversion of accrued but unpaid dividends being subject to TSX approval at the time of conversion. The initial conversion price and the conversion price as adjusted are referred to as the “Conversion Price”. Each Common Share issuable upon conversion of a Series A Preferred Share, including each Liquidation Preference Conversion Share and, if applicable, each Unpaid Dividend Conversion Share, is referred to as a “Conversion Share”. The holder may elect at the time of exercise of the Conversion Right whether to receive accrued but unpaid dividends on the Series A Preferred Shares converted either by (i) payment in cash, or (ii) issuance of Unpaid Dividend Conversion Shares. If the holder elects to receive payment of accrued but unpaid dividends in cash, then the Conversion Shares to be issued upon exercise of the Conversion Right will be comprised solely of the Liquidation Preference Conversion Shares and payment of the accrued but unpaid dividends in cash will be made concurrently with delivery of such Conversion Shares. If the holder elects to receive payment of accrued but unpaid dividends by issuance of Unpaid Dividend Conversion Shares, then the Conversion Shares will be comprised of both the Liquidation Preference Conversion Shares and the Unpaid Dividend Conversion Shares and no cash payment will be made in respect of accrued but unpaid dividends.

(b)      A Series A Preferred Share called for redemption shall be convertible into Common Shares up to and including, but not after, the close of business on the date fixed for redemption unless the Company is in default in the payment of the amount payable upon redemption.

(c)      The number of Common Shares issuable upon conversion of the Series A Preferred Shares and the Conversion Price will be subject to customary pro rata adjustments to reflect any consolidation, stock split or other common share reorganization. If any question shall at any time arise with respect to adjustments of the Conversion Right, such question shall be conclusively determined by the board of directors of the Company acting in good faith.

(d)      If at any time while any Series A Preferred Shares are outstanding, the Company effects (i) any merger, consolidation, amalgamation, arrangement or combination of the Company with or into another entity, (ii) any sale of all or substantially all of its assets in one or more transactions, (iii) any tender offer or exchange offer (whether by the Company or another entity) pursuant to which holders of Common Shares are permitted to tender or exchange their Common Shares for other securities, cash or property, or (iv) any reclassification or recapitalization of the Common Shares or any compulsory share exchange pursuant to which the Common Shares are effectively converted into or exchanged for other securities, cash or property (other than a subdivision, consolidation or common share reorganization contemplated above) (in any such case, a “Fundamental Change”), then, upon any subsequent conversion of any Series A Preferred Shares, the holder shall have the right to receive, for each Conversion Share that would have been issuable upon such conversion absent such Fundamental Change, the same kind and amount of securities, cash or property as it would have been entitled to receive upon the occurrence of such Fundamental Change if it had been, immediately prior to such Fundamental Change, the holder of one Common Share (the “Alternate Consideration”). If holders of Common Shares are given any choice as to the securities, cash or property to be received in a Fundamental Change, then each holder of Series A Preferred Shares shall be given the same choice as to the Alternate Consideration it receives upon any conversion of any Series A Preferred Shares following such Fundamental Change.

(e)      A holder of Series A Preferred Shares shall not have the right to convert any Series A Preferred Shares to the extent that, after giving effect to such conversion, such holder (together with affiliates and persons acting jointly or in concert (collectively, the “Joint Actors”)) would beneficially own in excess of 19.9% of the number of Common Shares outstanding immediately after giving effect to such conversion on a diluted basis, assuming the conversion of all securities of the Joint Actors which are convertible into Common Shares within sixty (60) days from the proposed date of conversion.

(f)       The Conversion Right may be exercised by notice in writing given to the Company for the Series A Preferred (a “Conversion Notice”) accompanied by the certificate or certificates representing the Series A Preferred in respect of which holder thereof desires to exercise such Conversion Right. Such Conversion Notice shall be signed by the person or persons registered in the central securities register of the Company as the holder of Series A Preferred Shares in respect such right being exercised, or by his or her or their duly authorized attorney, and shall specify the number of Series A Preferred Shares which the holder desires to have converted. The Conversion Notice will state the election of the holder as to whether to receive payment of accrued but unpaid dividends in cash or by the issuance of Unpaid Dividend Conversion Shares.

Upon the Company receiving such Conversion Notice, the Company (i) shall seek approval of the TSX for the Unpaid Dividend Conversion Shares to be issued on account of accrued but unpaid dividends if the Conversion Notice includes the election of the holder to receive payment of accrued but unpaid dividends by the issuance of Unpaid Dividend Conversion Shares, and (ii)subject to receipt of such approval from the TSX with respect to any Unpaid Dividend Conversion Shares, shall issue certificates representing the Conversion Shares based on the Conversion Price hereinbefore provided and in accordance with the provisions hereof to the registered holder of the Series A Preferred Shares represented by the certificate or certificates accompanying such Conversion Notice, or in such name or names as such registered holders may direct in writing, provided that such registered holder shall pay any applicable transfer taxes. If less than all the Series A Preferred Shares represented by any certificate or certificates accompanying any such Conversion Notice are to be converted, the holder shall be entitled to receive, at the expense of the Company, a new certificate representing the Series A Preferred Shares comprised in the certificate or certificates surrendered as aforesaid which are not to be converted. If the approval of the TSX to the issuance of any Unpaid Dividend Conversion Shares on account of accrued but unpaid dividends is not granted within 10 business days of the Company receiving the Conversion Notice, the Company shall instead pay the amount of the accrued but unpaid dividends in cash.

(g)      Subject as hereinafter provided in this paragraph (g), the right of a holder of Series A Preferred Shares to convert the same into Common Shares shall be deemed to have been exercised, and the registered holders of Series A Preferred Shares so converted (or any person or persons in whose name or names any such registered holder of Series A Preferred Share shall have directed certificates representing Common Shares to be issued as provided in paragraph (f) above) shall be deemed to have become holders of Common Shares of record of the Company for all purposes, on the respective dates of surrender of certificates representing the Series A Preferred Shares to be converted accompanied by a Conversion Notice as provided in paragraph (f) above, notwithstanding any delay in the delivery of certificates representing the Common Shares into which such Series A Preferred Shares have been converted.

(h)      All Conversion Shares shall be issued as fully paid and non-assessable Common Shares.

28.6	Restrictions on Voting

The Series A Preferred Shares will not have any voting rights, except as prescribed by the Business Corporations Act and as provided below:

(a)      On each matter on which holders of Series A Preferred Shares are entitled to vote, each share of Series A Preferred Shares will be entitled to one vote.

(b)      So long as any shares of Series A Preferred Shares remain outstanding, the Company will not, without the affirmative vote of the holders of at least two-thirds of the Series A Preferred Shares outstanding at the time, given in person or by proxy, either in writing or at a meeting, authorize or create any class or series of preferred shares of the Company or issue any of such shares that will rank as “parity shares”, as defined below.

(c)      The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding shares of Series A Preferred Shares shall have been redeemed or called for redemption upon proper notice and sufficient funds shall have been deposited in trust to effect such redemption.

28.7	Ranking

The Series A Preferred Shares will rank:

(a)           senior to the Common Shares and any other class or series of preferred shares that the Company may issue in the future, the terms of which specifically provide that such shares ranks junior to the Series A Preferred Shares, in each case with respect to payment of dividends and amounts distributed upon liquidation, dissolution or winding up, which are referred to as “junior shares”;

(b)           equal to any other class or series of preferred shares that the Company may issue in the future, the terms of which specifically provide that such shares ranks on parity with such Series A Preferred Shares, in each case with respect to payment of dividends and amounts distributed upon liquidation, dissolution or winding up, which are referred to as “parity shares”, any such creation would require the affirmative vote of the holders of at least two-thirds of the outstanding shares of Series A Preferred Shares; and

(c)	junior to all existing and future indebtedness of the Company.

The Company shall not issue any other class or series of preferred shares that rank senior to the Series A Preferred Shares, with respect to the payment of dividends and amounts distributed upon liquidation, dissolution or winding up.

28.8	Sinking Fund Provisions

The Series A Preferred Shares will not be subject to any sinking fund provisions.

28.9	Redemption

The Series A Preferred Shares will only be redeemable as follows:

(a)            If the Company does not complete a Product Acquisition Transaction by December 31, 2014, at any time, the holders of the Series A Preferred Shares will have the option to cause the Company to redeem the Series A Preferred Shares for cash at a redemption price per Series A Preferred Share equal to the Liquidation Preference Amount, plus all accrued and unpaid dividends thereon (whether or not earned or declared) to, but excluding, the date fixed for redemption, without interest (a “Mandatory Redemption”). The holders of the Series A Preferred Shares must exercise their right to cause the Company to complete a Mandatory Redemption by 5 business days’ written notice to the Company. Upon receipt of notice of a Mandatory Redemption, the Company will complete the redemption of the Series A Preferred Shares within 15 days of receipt of such notice.

(b)          On and after the Optional Redemption Date, the Company may, at its option, upon not less than 15 nor more than 30 days' written notice, redeem the Series A Preferred Shares, in whole or in part, at any time or from time to time, for cash at a redemption price per Series A Preferred Share equal to the Liquidation Preference Amount, plus all accrued and unpaid dividends thereon (whether or not earned or declared) to, but excluding, the date fixed for redemption, without interest. If fewer than all of the outstanding shares of Series A Preferred Shares are to be redeemed, the number of shares to be redeemed will be determined by the Company and such shares may be redeemed pro rata from the holders of record of such shares in proportion to the number of such shares held by such holders (with adjustments to avoid redemption of fractional shares) or by lot in an equitable manner determined by the Company. From and after the redemption date, all dividends will cease to accumulate on the Series A Preferred Shares, such Series A Preferred Shares shall no longer be deemed to be outstanding, and all rights as a holder of Series A Preferred Shares will terminate with respect to such Series A Preferred Shares, except the right to receive the redemption price and all accrued and unpaid dividends up to, but excluding, the redemption date.

(c)           At any time during which the Series A Preferred Shares are outstanding, in the event of a Change of Control of the Company by a person, entity or group the Company (or the entity acquiring the Company) may, at its option, upon not less than 15 nor more than 30 days’ written notice, redeem the Series A Preferred Shares, in whole but not in part, within 120 days after the date on which the Change of Control has occurred, for cash at a redemption price equal to (i) the Liquidation Preference Amount multiplied by 105%, plus (ii) all accrued and unpaid dividends thereon (whether or not earned or declared) to, but excluding, the redemption date, without interest. Notwithstanding the foregoing, holders of Series A Preferred Shares shall at all times have the right, up to any applicable redemption date, to convert the Series A Preferred Shares into Common Shares at a conversion price of $2.20 per share, as such conversion price may be adjusted.

28.10	Rules and Procedures for Redemptions

(a)           If less than all the Series A Preferred Shares evidenced by a certificate are redeemed, a new certificate for the balance of the Series A Preferred Shares outstanding after the redemption will be issued at the expense of the Company;

(b)           If the holder of a Series A Preferred Share to be redeemed fails to present and surrender the certificate evidencing such share before the expiration of 10 business days after the date specified for redemption, the Company may deposit the redemption price for the share to a special account in any chartered bank or trust company in British Columbia or Ontario to be paid without interest to or to the order of the holder upon presentation and surrender to such bank or trust company of the certificate, and upon the making of such deposit every Series A Preferred Share in respect of which the deposit is made will be deemed to be redeemed and the rights of the holder thereof after such deposit will be limited to receiving without interest the redemption price therefor so deposited against presentation and surrender of the certificate;

(c)           Where notice of redemption of one or more Series A Preferred Shares has been given by the Company, no transfer of any Series A Preferred Share may be made by a holder to whom the particular notice was directed unless:

(i)      number of Series A Preferred Shares held by the holder after the transfer will equal or exceed the aggregate number of such shares held by the holder that are to be redeemed pursuant to the particular notice and any other outstanding notice of redemption; or

(ii)      redemption required by the particular notice has occurred.

(d)          If a Series A Preferred Share is deemed to be redeemed pursuant to paragraph (b), the holder of the share at the time of the deemed redemption may not transfer any Series A Preferred Share until he, she or it has presented and surrendered to the Company or, if applicable, the chartered bank or trust company with which the redemption money has been deposited, a certificate or certificates evidencing not less than the number of Series A Preferred Shares held by him as to which that paragraph is applicable.

(e)           A Series A Preferred Share called for redemption under paragraph (b) or (c) of Article 28.9 above shall be convertible into Common Shares up to and including, but not after, the close of business on the date fixed for redemption unless the Company is in default in the payment of the amount payable upon redemption

28.11	Liquidation Preference

Upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, then, before any distribution or payment shall be made to the holders of any Common Shares or any other class or series of junior shares in the distribution of assets upon any liquidation, dissolution or winding up of the Company, the holders of Series A Preferred Shares shall be entitled to receive out of the assets of the Company legally available for distribution to shareholders, liquidating distributions in the amount of, for each Series A Preferred Share held, the Liquidation Preference Amount, plus an amount equal to all dividends (whether or not earned or declared) accrued and unpaid thereon to, but excluding, the date of payment. After payment of the full amount of the liquidating distributions to which they are entitled, the holders of Series A Preferred Shares will have no right or claim to any of the remaining assets of the Company. In the event that, upon any such voluntary or involuntary liquidation, dissolution or winding up, the available assets of the Company are insufficient to pay the amount of the liquidating distributions on all outstanding Series A Preferred Shares and the corresponding amounts payable on all parity shares, then the holders of the Series A Preferred Shares and all other such classes or series of parity shares shall share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled. For such purposes, the consolidation or merger of the Company with or into any other entity, or the sale, lease or conveyance of all or substantially all of the property or business of the Company, or a statutory share exchange shall not be deemed to constitute a voluntary or involuntary liquidation, dissolution or winding up of the Company.

28.12	Certificates

Each Series A Preferred Shares will be represented by a certificate executed in accordance with these Articles.